SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) AND (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

KOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

500648100

(Cusip Number)

N/A

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Kos Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 7,610,000

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 7,610,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,610,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 36.7%

12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Person: KOS Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 8,570,069

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 8,570,069

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,570,069

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 41.4%

12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Person: Micheal Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,091,650

		6.	Shared Voting Power: 9,144,321

		7.	Sole Dispositive Power: 11,091,650

		8.	Shared Dispositive Power: 9,144,321

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,235,971

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 63.6%

12.	Type of Reporting Person (See Instructions): IN

Item 1.

(a)	Name of Issuer:

Kos Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1001 Brickell Bay Drive, 25th Floor

Miami, FL 33131

Item 2.

(a)	Name of Persons Filing:

Kos Holdings, Inc., Kos Investments, Inc. and Michael Jaharis

(b)	Address of Principal Business Office or if None, Residence:

For the corporations and Mr. Jaharis: c/o Steven K. Aronoff, P.C. 475 Park Avenue South 23rd Floor New York, NY 10016

(c)	Citizenship:

Delaware for Kos Holdings, Inc. and Kos Investments, Inc. USA for Michael Jaharis

(d)	Title of Class of Securities:

Common Stock, par value $.01

(e)	Cusip Number:

500648100

Item 3.

N/A

Item 4. Ownership

(1) (a) Amount Beneficially Owned by Kos Holdings, Inc.: 7,610,000

(1) (b) Percent of Class: 36.7%

(1) (c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote: 7,610,000

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 7,610,000

(2) (a) Amount Beneficially Owned by Kos Investments, Inc.: 8,570,069

(2) (b) Percent of Class: 41.4%

(2) (c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 8,570,069

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 8,570,069

(3) (a) Amount Beneficially Owned by Michael Jaharis: 20,235,971

(3) (b) Percent of Class: 63.6%

(3) (c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

11,091,650

(ii)	Shared power to vote or to direct the vote:

9,144,321

(iii)	Sole power to dispose or to direct the disposition of: 11,091,650

(iv)	Shared power to dispose or to direct the disposition of: 9,144,321

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent              Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

Kos Holdings, Inc. Kos Investments, Inc. Michael Jaharis

Item 9. Notice of Dissolution of Group

N/A

Item. 10. Certification

N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10th, 2003

KOS HOLDINGS, INC.

By:	/s/ Kathryn Jaharis Ledes

Kathryn Jaharis Ledes, President

KOS INVESTMENTS, INC.

By:	/s/ Kathryn Jaharis Ledes

Kathryn Jaharis Ledes, President

/s/ Michael Jaharis Michael Jaharis

EXHIBITS

Exhibit A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 10th day of February, 2003.

KOS HOLDINGS, INC.

By:	/s/ Kathryn Jaharis Ledes

Kathryn Jaharis Ledes, President

KOS INVESTMENTS, INC.

By:	/s/ Kathryn Jaharis Ledes

Kathryn Jaharis Ledes, President

/s/ Michael Jaharis Michael Jaharis